[COOLEY GODWARD KRONISH LLP LETTERHEAD]

VIA EDGAR AND FEDERAL EXPRESS

J. PATRICK LOOFBOURROW
(858) 550-6089
loof@cooley.com

October 16, 2007

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Attn:
John Reynolds
Jay Williamson
Raj Rajan

RE:
Genoptix, Inc.
Registration Statement on Form S-1 (File No. 333-144997)
Amendment No. 3

Dear Messrs. Reynolds, Williamson and Rajan:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client Genoptix, Inc. (the "Company"), is Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on July 31, 2007. The copy of Amendment No. 3 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as filed with the Commission on October 9, 2007.

Amendment No. 3 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letters dated October 12, 2007 (the "10/12 Comment Letter") and October 15, 2007 (the "10/15 Comment Letter"), each with respect to the Registration Statement. We previously responded to the 10/12 Comment Letter by a letter dated October 15, 2007. The numbering of the paragraphs below corresponds to the numbering in the 10/15 Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise noted, page references in the text of the responses below correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

General

1.
We note your response to comment 5. Please expand to describe what the company means by the statement that "our executive officers … are solely responsible for all key decisions …" Also revise to clarify that each noted VP and key employee does not have ultimate decision making authority with respect to the division or unit that they are in. Additionally, revise your risk factor "If we fail to attract and retain key management and other personnel …" to address your dependence upon your executive officers and indicate that the executive officers perform all of your policy making functions and are solely responsible for key decisions. In responding to the foregoing, please note our expectation that your response be fact-intensive and specific. Finally, we note that you anticipate expanding your organizational structure to include additional executive officers. Revise your disclosure to address, in the appropriate locations, your plans regarding the additional executive officers.

Response: The Company acknowledges the Staff's comment and has revised the disclosure on pages 13, 63 and 80 as requested.

******

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at (858) 550-6089 or to Charles Bair at (858) 550-6142.

Sincerely,

/s/ J. Patrick Loofbourrow

J. Patrick Loofbourrow

cc:
Tina S. Nova, Ph.D., Genoptix, Inc.
Douglas A. Schuling, Genoptix, Inc.
Christian V. Kuhlen, M.D., Esq., Genoptix, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Charles J. Bair, Esq., Cooley Godward Kronish LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP